FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Proxy Statement attached to this Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on December 23, 2009.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: November 12, 2009

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 23, 2009

        To our Shareholders:

        You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held in Israel at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on December 23, 2009 at 14:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik, Dan Hoz, Gérard Limat, Guillaume Binder and Jacob Neuhof to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve a reverse split of the Company’s Ordinary Shares, such that every 5 Ordinary Shares, NIS 4.00 nominal value each, will be consolidated into one Ordinary Share, of NIS 20.00 nominal value; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

3.	To increase the authorized share capital of the Company; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

4.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2009 and for such additional period until the next annual general meeting of shareholders.

5.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2008.

6.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        The Board of Directors has fixed the close of business on November 17, 2009 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

        Proposals 1 and 4 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        Proposal 2 and 3 are special resolutions which require the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

        The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2008 described in Proposal 5 does not involve a vote of our shareholders.

        The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

        Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

          Edouard Cukierman
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 23, 2009

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on December 23, 2009 at 14:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik, Dan Hoz, Gérard Limat, Guillaume Binder and Jacob Neuhof to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve a reverse split of the Company’s Ordinary Shares, such that every 5 Ordinary Shares, NIS 4.00 nominal value each, will be consolidated into one Ordinary Share, of NIS 20.00 nominal value; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

3.	To increase the authorized share capital of the Company; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

4.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2009 and for such additional period until the next annual general meeting of shareholders.

5.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2008.

6.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A form of proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company (the “Board of Directors”). The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is, in Israel, 20 Freiman Street, Rishon Le Zion, 75101 Israel or in the United States, c/o Operations Center, American Stock Transfer & Trust Company LLC , 6201 15th Avenue, Brooklyn, New York 11219-9821, USA, by the substitution of a new proxy card bearing a later date or by a request for the return of the proxy card at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about November 19, 2009. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on November 17, 2009 are entitled to notice of and to vote at the Meeting. The Company had 13,027,514 Ordinary Shares issued and outstanding on October 31, 2009, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33 1/3% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. Proposals 1 and 4 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        Proposal 2 and 3 are special resolutions which require the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

        The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2008 described in Proposal 5 does not involve a vote of our shareholders.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of May 2009, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 13,027,514 shares outstanding as of October 31, 2009.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

	Shares Beneficially Owned
Name and Address	Number	Percent	Warrants

Catalyst Fund, LP (1)
3 Daniel Frisch Street, Tel-Aviv 64731,
Israel	2,117,252	16.3%	270,907

D.S. Apex Holdings Ltd. (2)
Discount Tower, 23 Yehuda Halevi St.,
Tel Aviv, Israel	1,601,053	12.29%	270,907

SITA S.A. (3)
27, RTE DE GY 1252 Meinier, Geneva,
Switzerland	878,670	6.7%	-

Bellite Pty Limited (4)
7 Beresford Road, Rose Bay 2029, NSW,
Australia	816,327	6.3%	408,164

(1)	“Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments. Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund. Includes 464,160 Ordinary Shares held by Catalyst Investment L.P. the general partner of Catalyst Fund.

(2)	Refers to the holdings of D.S. Apex Holdings Ltd. and its subsidiaries. Includes 500,307 Ordinary Shares DS Apex Holdings Ltd. holds for its nostro accounts.

(3)	Mr. Gérard Limat, a member of our Board of Directors, is the Chairman of SITA SA and may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(4)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares offered for resale by Bellite Pty Limited.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

        At the Meeting, the shareholders are requested to elect seven nominees to serve on the Board of Directors. Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik, Dan Hoz, Gérard Limat, Guillaume Binder and Jacob Neuhof will be nominated for reelection.

        Section 239 of the Israeli Companies Law, 1999 (the “Companies Law”), requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Their term of service is three years, and they may be elected to serve for up to two three-year terms. Ms. Nelly Assouline and Mr. David Golan currently serve as external directors and their terms of service shall expire in November 2011 and February 2012, respectively.

        The directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

        Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than four nor more than eleven. If at a general meeting of the Company, new directors in the minimum amount specified pursuant to the Company’s Articles of Association are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company’s general meeting.

        It is the intention of the persons named in the proxy to vote for the election of the seven nominees named below, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position	Ordinary Shares beneficially owned*

Mr. Edouard Cukierman	44	Chairman of the Board of Directors	40,690**
Mr. Joel Adler	55	Director	140,925***
Mr. Ronen Zavlik	48	Director	-
Mr. Dan Hoz	38	Director	-
Mr. Gerard Limat	69	Director	-
Mr. Guillaume Binder	54	Director	-
Mr. Jacob Neuhof	64	Director	275,567

*     does not include options held by the directors.

**     Mr. Edouard Cukierman holds 21,666 Ordinary Shares directly and an additional 6,424 Ordinary Shares through a wholly owned company, E.D.I European Development and Investments Ltd. and additional 12,600 Ordinary Shares through Cukierman & Co. Investment House Ltd. Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund. Mr. Edouard Cukierman serves as the Chairman of the Board of Directors and holds 648,876 options to purchase the Company’s Ordinary Shares.

***     Brada Investments Limited is discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 140,925 Ordinary Shares. Mr. Joel Adler holds 29,000 options, which he received as a director.

        Mr. Edouard Cukierman has been a director since May 2003 and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Funds and serves as Chairman of Cukierman & Co. Investment House. Since its establishment in 1993 Cukierman & Co. Investment House realized € 2.7 billion of corporate finance transactions. Mr. Cukierman serves as Chairman of the board of directors of Summit, a subsidiary of the Company, is a board member of Lamina Technologies in Switzerland, Mainsoft in Israel and Nessink in France. Prior to managing Catalyst in 2000, he was the President and CEO of the Astra Technological Investments, a venture capital fund established in 1993, which was the first Israeli company which went public in continental Europe. He is also the Chairman of the board of “Friends of Sar-El”, an Israeli Defense Forces volunteer organization and is a board member of the “Alliance Israelite Universelle en Israel”. He serves as an officer in the Israeli Defense Forces Spokesman Unit, and part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion – Israel Institute of Technology.

        Mr. Joel Adler has been a director since June 2005. Mr. Adler is a partner in Mishcon de Reya a leading law firm in London. He specializes in mergers and acquisitions and corporate finance work, in particular international corporate transactions. Mr. Adler advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM). Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously, Mr. Adler was head of the corporate department of Rakisons (now part of U.S. law firm Steptoe & Johnson). He gained his experience with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a Law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

        Mr. Ronen Zavlik has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, including Ma’ariv Holdings Ltd., Extra Plastic Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

        Mr. Dan Hoz, has been a director of the Company since August 2007. Mr. Hoz serves as the President and Chief Executive Officer of Valor Computerized System Ltd., a provider of vertically integrated manufacturing productivity solutions to the PCB industry since 2002, following 5 years as the Company’s Chief Financial Officer. Mr. Hoz also serves on the board of directors of Frontline PCB Solutions, a joint venture company between Valor and Orbotech. Previously, Mr. Hoz was the Vice President of Operations and Finance of CAM Division (Frontline), in Orbotech-Valor. Mr. Hoz is also a former Senior Auditor in the High Tech group of Deloitte Touche Tohmatsu. Mr. Hoz holds a B.A. in Accounting and Economics and an MBA (major in Finance) from Ben Gurion University of the Negev, and is a certified CPA.

        Mr. Gérard Limat has been a director of the Company since April 2008. Since 1968, Mr. Limat has held various managerial positions with the Dassault group, which operates in the civil aviation and the military sectors. Mr. Limat is also the founder and Chief Executive Officer of Dasnair, a business plane charter company. In addition, Mr. Limat serves as a director in Générale Immobilière Dassualt and in Cendres & Métaux SA, a company that produces semi-finished and finished products for the dental, jewellery and heavy industries. Mr. Limat is a certified public accountant.

        Mr. Guillaume Binder has been a director of the Company since July 2008. Mr. Binder is a licensed lawyer in France and holds a Masters in Law from Paris University, a certificate of specalization in Corporate and Tax Law and a degree of superior accounting study (DECS). Mr. Binder serves as a director in several seed and startup companies, including First Care products and Neuronix.

        Mr. Jacob Neuhof has been a director of the Company since September 2009. Mr. Neuhof founded BOS-ODEM Ltd. (formerly named Odem Electronic Technologies 1992 Ltd.) in May 2002 and managed the company for 16 years. Between 2005-2007, Mr. Neuhof served as the Chairman of the board of BOS-ODEM Ltd. Odem was purchased by the Company in 2004-2005 and is its wholly owned subsidiary. In the past, Mr. Neuhof served as Country Manager for Texas Instruments in Israel for a period of ten years and as a design engineer at General Signal Corp. Mr. Neuhof holds an Electrical Engineering degree from McGill University, Canada and an MBA with a specialization in Marketing from the University of Bridgeport, Connecticut.

Information regarding the incumbent external directors:

        Ms. Nelly Assouline has been an external director of the Company since November 2008. Ms. Assouline has been holding various positions in Dexia since 1989, most recently in Paris. Between the years 2001-2007 she has served as Deputy General Manager and Chief Financial Officer of Dexia Israel. She has set up and served as a board member of Dexia Israel Issuance Ltd. and of Dexia Operational Financing Ltd. Between the years 1989 and 2001 she was the senior executive funding director – Financial Markets in the Dexia Funding Department. Ms. Assouline holds a Post Graduate degree in Mathematics and Finance from the Dauphine University and an International Executive MBA from the Kellog University of Management (Northwestern and Tel-Aviv University).

        Mr. David Golan has been an external director of the Company since February 2009. Mr. Golan provides private investment banking, consulting and brokerage services. He currently serves as a director in several companies, including the Investec Bank since 1992, Clal Tourism Ltd., Cimatron Ltd. and Zoko Enterprises Ltd. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelors degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

Compensation of Directors and Officers

        The following tables present the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2008:

	Salaries, Directors' fees, Service fees, Commissions and Bonus[1]	Pension, Retirement and Similar benefits

All directors and officers as a group (then 20 persons)	$2,170,190	$231,602

1 Figure also includes (a) consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder and (b) Stock based compensation in the amount of $532,000.

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Joel Adler, Ronen Zavlik, Dan Hoz, Gérard Limat, Guillaume Binder and Jacob Neuhof, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

        Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

2.	REVERSE-SPLIT OF THE COMPANY SHARES

        In September 2009, the Company received from Nasdaq three separate notices, each stating a continued listing standard of the Nasdaq Global Market that the Company did not meet, as follows: (i) the $10 million minimum stockholders’ equity requirement, (ii) the $5 million market value of publicly held shares requirement and (iii) the $1.00 minimum bid price requirement, as set forth in Marketplace Rules 5450(b)(1)(A), 5450(b)(1)(C) and 5450(a)(1) respectively.

        Consequently, the Company had applied for a transfer of its listing from The Nasdaq Global Market to The Nasdaq Capital Market.

        The Company had received approval from The Nasdaq Stock Market to transfer the listing, and its Ordinary Shares are listed on The Nasdaq Capital Market as of October 16, 2009.

        The Company currently satisfies all of The Nasdaq Capital Market continued listing standards other than the $1.00 minimum bid price requirement and will have until March 15, 2010 to regain compliance with this requirement.

        As such, the Board of Directors recommends effecting a reverse-split with a 1:5 ratio, where five Ordinary Shares of the Company NIS 4.00 nominal value each, will be consolidated into one Ordinary Share, of NIS 20.00 nominal value. This would bring about a reclassification of the Company’s authorized and issued share capital, such that the Company’s authorized share capital would be comprised of 7,000,000 Ordinary Shares, NIS 20.00 nominal value each, and its issued share capital would be approximately 2,605,203 Ordinary Shares, NIS 20.00 nominal value each. The reverse-split will affect all Company shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except to the extent that the reverse-split will result in any of the shareholders owning a fractional share or option (see below).

        The exercise price and the number of shares issuable pursuant to certain outstanding options and warrants will automatically be adjusted in accordance with such reverse-split. Thus, for every 5 old shares previously issuable upon exercise of the options or warrants, the holders of these convertible securities will, upon exercise thereof, now receive one Ordinary Share of NIS 20.00 nominal value, for the same aggregate amount of consideration paid.

        No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next whole number of shares.

        It is anticipated by the Board of Directors, that the increase in the price level of the Ordinary Shares as a consequence of the reverse-split might be proportionately less than the decrease in the number of Ordinary Shares outstanding, thus reducing the aggregate market value of the Company. However, although no assurance can be given, it is anticipated that this reverse-split will have the effect of sufficiently raising the bid price of the Company’s Ordinary Shares above $1.00 per share. The Company cannot however assure that it will be able to continue to meet this or other Nasdaq requirements.

        After the effective date of the reverse-split, shareholders will be notified and requested to surrender their old share certificates for certificates representing new shares. Until so surrendered, each certificate representing old shares will be deemed for all corporate purposes after such effective date to evidence ownership of new shares in the appropriate reduced number. The transfer agent for the Company is American Stock Transfer and Trust Company. Shareholders holding Company shares in “street name” through a bank, broker or other nominee will effect the reverse-split for their beneficial owners.

        Each certificate representing Ordinary Shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

        If this Proposal No. 2 is not approved, it is possible that the Ordinary Shares will cease to be listed and traded on The Nasdaq Capital Market. Such delisting could significantly and adversely affect the trading in and liquidity of the Ordinary Shares.

VOTE REQUIRED

        The affirmative vote of the holders of 75% of the shares present, or represented, and voting thereon at the Meeting is required for the approval of the reverse split and the corresponding amendment to the Company’s Articles of Association and Memorandum of Association.

        At the meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to effect a reverse-split of the Company’s Ordinary Shares (on the effective date to be determined by the Board of Directors) where each five Ordinary Shares NIS 4.00 nominal value each will be consolidated into one single Ordinary Share of NIS 20.00 nominal value, such that the authorized share capital of the Company will be 7,000,000 Ordinary Shares, NIS 20.00 nominal value each, ranking pari passu in all respects, as recommended by the Board of Directors. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next whole number of shares. Concurrently with the reverse-split, it is hereby resolved to amend article 4.1 of the Company’s Articles of Association and section 4 of the Company’s Memorandum of Association, to conform with the reverse-split effected.”

        Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

        Notwithstanding approval of this proposal by the shareholders, the Board of Directors may, in its sole discretion, determine not to effect, and abandon, the reverse-split without further action by the shareholders.

3.	INCREASE OF AUTHORIZED SHARE CAPITAL

        The Company’s authorized share capital is currently NIS 140,000,000, divided into 35,000,000 Ordinary Shares, NIS 4.00 nominal value each. Proposal 2 calls for the adoption of a resolution in respect of a reverse-split of the Company’s Ordinary Shares, following which the share capital will be NIS 140,000,000, divided into 7,000,000 Ordinary Shares, NIS 20.00 nominal value each. In the event the reverse-split is adopted, the Board of Directors deems it in the best interest of the Company to increase the authorized share capital of the Company to NIS 200,000,000 divided into 10,000,000 Ordinary Shares, NIS 20.00 nominal value each.

        The increase in authorized share capital would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes. At this time, the Company has no current plans to issue any of the additional shares to acquire any other company, property or assets.

        The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and voting rights of existing holders of Ordinary Shares.

        If authorized, the additional Ordinary Shares may be issued with approval of the Board of Directors but without further approval of shareholders, unless shareholder approval is required by applicable law, rule or regulation. Under the Company’s Articles of Association, ordinary shareholders do not have preemptive rights with respect to future issuances of Ordinary Shares. Thus, should the Board of Directors elect to issue additional Ordinary Shares, the Company’s existing shareholders will not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on the voting power and percentage ownership of these shareholders. The issuance of additional Ordinary Shares could also have a dilutive effect on our earnings per share, if any.

        The increase of the Company’s authorized share capital is contingent on the approval by the shareholders of the reverse-split as set forth in Proposal 2 above. If the reverse-split as set forth in Proposal 2 above will not be approved by the shareholders, the Company will not effect the increase in the Company’s authorized share capital.

VOTE REQUIRED

        The affirmative vote of the holders of 75% of the shares present, or represented, and voting thereon at the Meeting is required for the approval of the increase in the authorized share capital and the corresponding amendment to the Company’s Articles of Association and Memorandum of Association.

        At the meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED that, subject to the approval of the reverse share split as set forth in proposal 2 above, to approve the increase in the Company’s authorized share capital and amend the Articles of Association of the Company, and the Company’s Memorandum of Association, as follows:

A. Article 4.1 of the Company’s Articles of Association shall be replaced in its entirety with the following:

The authorized Company’s share capital is NIS 200,000,000 (two hundred million New Israeli Shekels) divided into 10,000,000 Ordinary Shares of NIS 20.00 nominal value each.

B. Article 4 of the Company’s Memorandum of Association shall be replaced in its entirety with the following:

The Company’s share capital is NIS 200,000,000 (two hundred million New Israeli Shekels) divided into 10,000,000 Ordinary Shares of NIS 20.00 nominal value each.

        Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

4.	REAPPOINTMENT OF INDEPENDENT AUDITORS

        The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

        The Company’s principal accountants for the years 2007 and 2008 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer and Arik Eshel, CPA & Assoc., PC, during each of 2007 and 2008:

	Year Ended December 31, 2008		Year Ended December 31, 2007
	Amount	Percentage	Amount	Percentage

Audit Fees	$136,298	78%	$134,200	94%
Tax Fees (1)	37,566	22%	8,500	6%

Total	$173,864	100%	$142,700	100%

(1)	“Tax fees” are fees for professional services rendered by the Company’s auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment, and issuance of annual tax reports.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual General Meeting of shareholders.”

        Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

5.	RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

        At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2008. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F with the US Securities and Exchange Commission and with the Israeli Securities Authority on July 1, 2009, and they appear on their respective websites: www.sec.gov.

6.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

          Edouard Cukierman
Chairman of the Board of Directors

November 12, 2009

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

        We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (the “Company”) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Lynk USA Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 9% and 14% in 2008 and 2007, respectively and total revenues constituting 33% and 7% in 2008 and 2007, respectively of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lynk USA Inc., is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2009	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Lynk, USA Inc.

We have audited the accompanying consolidated balance sheets of Lynk, USA Inc. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2008. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

As of December 31, 2008 and for the year then ended, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). As of December 31, 2007 and for the year then ended, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lynk USA, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC

New York, NY

March 29, 2009

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,637	$4,271
Trade receivables (net of allowance for doubtful accounts of $65 and $122 at
December 31, 2008 and 2007, respectively)	13,314	9,114
Other accounts receivable and prepaid expenses (Note 3)	1,155	945
Inventories (Note 5)	10,346	8,321

Total current assets	26,452	22,651

LONG-TERM ASSETS:
Severance pay fund	652	687
Investment in other companies (Note 6)	882	2,494
Deferred tax	452	42

Total long-term assets	1,986	3,223

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	1,128	719

OTHER INTANGIBLE ASSETS, NET (Note 8)	2,418	1,678

GOODWILL (Note 9)	5,361	2,861

	$37,345	$31,132

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 10)	$10,299	$5,028
Trade payables	6,458	5,258
Employees and payroll accruals	843	552
Deferred revenues	826	116
Accrued expenses and other liabilities (Note 11)	3,111	1,290

Total current liabilities	21,537	12,244

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 12)	2,256	3,286
Deferred taxes	541	366
Accrued severance pay	929	798
Other long-term liabilities	838	-

Total long-term liabilities	4,564	4,450

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY (Note 15):
Share capital
Ordinary shares of NIS 4.00 par value: Authorized: 35,000,000 shares at
December 31, 2008 and 2007; Issued and outstanding: 13,027,514 and
10,857,554 shares at December 31, 2008 and 2007, respectively;	13,159	10,628
Additional paid-in capital	55,830	54,758
Accumulated other comprehensive income (loss)	(378)	19
Accumulated deficit	(57,367)	(50,967)

Total shareholders' equity	11,244	14,438

Total liabilities and shareholder's equity	$37,345	$31,132

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2008	2007	2006

Revenues	$50,849	$23,774	$20,917
Cost of revenues	40,850	19,099	16,200

Gross profit	9,999	4,675	4,717

Operating costs and expenses:
Research and development	844	636	486
Sales and marketing	9,712	3,811	2,019
General and administrative	2,029	1,980	3,268
Impairment of goodwill	1,873	-	-

Total operating costs and expenses	14,458	6,427	5,773

Operating loss	(4,459)	(1,752)	(1,056)
Financial expenses, net (Note 17a)	(636)	(469)	(626)
Other expenses, net (Note 2g,)	(1,448)	(6,233)	-

Loss before taxes on income	(6,543)	(8,454)	(1,682)
Taxes on income (tax benefit) (Note 16)	(403)	9	(89)

Loss from continuing operations	(6,140)	(8,463)	(1,593)
Income (loss) from discontinued operations (Note 1c)	(260)	67	1,685

Net income (loss)	$(6,400)	$(8,396)	$92

Basic and diluted net loss per share from continuing operations
(Note 17b)	$(0.51)	$(0.98)	$(0.24)

Basic and diluted net earnings (loss) per share from discontinued
operations (Note 17b)	$(0.02)	$0.01	$0.25

Basic and diluted net earnings (loss) per share (Note 17b)	$(0.53)	$(0.97)	$0.01

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred share-based compensation	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2006	6,589,385	6,432	47,588	(112)	21	(42,663)		11,266
Reversal of deferred share-based compensation	-	-	(112)	112	-	-		-
Issuance of Ordinary shares for options exercised	68,747	61	74	-	-	-		135
Share-based compensation expense	21,666	20	411	-	-	-		431
Share-based compensation related to warrants issued to service providers	65,000	58	238	-	-	-	-	296
Warrants related to a convertible note issued to lenders	-	-	131	-	-	-		131
Other comprehensive income:
Net income	-	-	-	-	-	92	$92	92
Loss on available-for-sale marketable securities	-	-	-	-	(2)	-	(2)	(2)

Total comprehensive loss							$90

Balance at January 1, 2007	6,744,798	6,571	48,330	-	19	(42,571)		12,349
Issuance of Ordinary shares for options exercised	23,498	23	23					46
Issuance of shares related to the private placement net	1,471,176	1,483	1,983					3,466
Issuance of shares related to rights offering, net	1,739,412	1,720	2,229					3,949
Issuance of shares related to conversion of convertible note	878,670	831	1,066					1,897
Share-based compensation expense	-	-	516	-	-	-		516
Warrants related to a convertible note issued to lenders	-	-	611	-	-	-		611
Other comprehensive income:
Net loss	-	-	-	-	-	(8,396)	$(8,396)	(8,396)

Total comprehensive loss							$(8,396)

Balance at December 31, 2007	10,857,554	$10,628	$54,758	$-	$19	$(50,967)		$14,438
Issuance of Ordinary shares for options exercised	2,669	3	(3)	-	-	-		-
Issuance of shares related to the private placement, net	1,557,067	1,843	(52)	-	-	-		1,791
Issuance of shares related to acquisition of Dimex, net	610,224	685	546	-	-	-		1,231
Share-based compensation expense	-	-	581	-	-	-		581
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	(397)	-		(397)
Net loss	-	-	-	-	-	(6,400)	$(6,400)	(6,400)

Total comprehensive loss	-	-	-	-	-	-	$6,400

Balance at December 31, 2008	13,027,514	$13,159	$55,830	$-	$(378)	$(57,367)		$11,244

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net income (loss)	$(6,400)	$(8,396)	$92
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (income) from discontinued operations	260	(67)	(1,685)
Depreciation and amortization	674	418	378
Impairment of Goodwill	1,873	-	-
Capital gain from sale of investment in company	(8)	-	-
Impairment of investments in companies	1,456	5,588	39
Severance pay, net	168	(64)	(75)
Share-based compensation related to warrants issued to service
providers	-	-	296
Capital loss from sale of property and equipment	-	(19)	-
Share-based compensation related to employees	581	516	431
Financial expenses in connection with long-term convertible note	-	710	162
Decrease (increase) in trade receivables	1,547	(687)	(788)
Decrease in deferred taxes, net	(317)	(118)	(70)
Decrease (increase) in other accounts receivable and prepaid expenses	135	(121)	(595)
Decrease (increase) in inventories	308	(1,209)	(697)
Increase (decrease) in trade payables	(328)	(1,135)	790
Increase (decrease) in employees and payroll accruals, deferred
revenues, accrued expenses and other liabilities	727	(11)	(231)

Net cash provided by (used in) operating activities from continuing
operations	676	(4,595)	(1,953)
Net cash used in operating activities from discontinued operations	(260)	-	(446)

Net cash provided by (used in) operating activities	416	(4,595)	(2,399)

Cash flows from investing activities:
Purchase of property and equipment	(251)	(214)	(24)
Proceeds from sale of property and equipment	-	31	-
Proceeds from sale of investment in company	165	-	-
Proceeds from redemption of marketable securities	-	-	1,331
Investment in other companies	-	-	(676)
Acquisitions, net of cash acquired (a,b,c,d)	(8,964)	(4,548)	-

Net cash provided by (used in) investing activities from continuing
operations	(9,050)	(4,731)	631
Net cash used in investing activities from discontinued operations	-	-	(221)

Net cash provided by (used in) investing activities	(9,050)	(4,731)	410

Cash flows from financing activities:
Proceeds from shares issuance, net	1,758	6,625	-
Proceeds from long term bank loans	-	4,203
Proceeds from short and long term bank loans, net	4,242	1,161	660
Proceeds (payments) from long-term convertible note and warrants, net of
issuance expenses	-	(120)	1,319
Payment of long-term convertible note		(351)	(438)
Proceeds from exercise of options	-	46	135

Net cash provided by financing activities	6,000	11,564	1,676

Increase (decrease) in cash and cash equivalents	(2,634)	2,238	(313)
Increase in cash and cash equivalents from discontinued operations	-	-	114
Cash and cash equivalents at the beginning of the year	4,271	2,033	2,232

Cash and cash equivalents at the end of the year	$1,637	$4,271	$2,033

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Supplemental disclosure of cash flow activities:

(i) Net cash paid during the year for:
Interest	$700	$336	$532

Income tax	$200	$38	$180

(ii) Non-cash activities:

Conversion of convertible note into shares	$-	$2,017	$-

Sale of the communication segment in consideration for shares
in Qualmax	$-	$-	$958

Conversion of Qualmax's debt into New World Brand's shares	$-	$-	$1,480

Sale of the communication segment:

Consideration, net	$-	$-	$2,437
Disposal of tangible and intangible assets	-	-	(752)

Capital gain	$-	$-	$1,685

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

(a) Acquisition of Summit

Fair value of net tangible assets acquired (excluding cash
and cash equivalents) and liabilities assumed at
acquisition date	$-	$3,192	$-
Fair value of net intangible assets acquired at acquisition
date	255	2,058	-
Less - Amount acquired by issuance of shares	-	(903)	-

	$255	$4,347	$-

(b) Acquisition of Dimex

Fair value of net tangible assets acquired (excluding cash
and cash equivalents) and liabilities assumed at
acquisition date	$7,326	$-	$-
Fair value of net intangible assets acquired at acquisition
date	5,191	-	-
Less - Amount acquired by issuance of shares	(1,053)	-	-
Less - unpaid balance on account of acquisition	(2,755)	-	-

	$8,709	$-	$-

(c) Acquisition of CYMS Ltd assets and liabilities

Fair value of net tangible assets acquired (excluding cash
and cash equivalents) and liabilities assumed at
acquisition date	$-	$11	$-
Fair value of net intangible assets acquired at acquisition
date	-	55	-
Less amount acquired by issuance of shares	-	(15)	-

	$-	$51	$-

(d) Acquisition of OptimizeIT assets and liabilities

Fair value of net intangible assets acquired at acquisition
date	-	$170	-
Less amount acquired by issuance of shares	-	(20)	-

	$-	$150	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS”) is an Israeli corporation (together with its subsidiaries the “Company”).

The Company has two operating segments, the Mobile and RFID Solutions segment and the Supply Chain Solutions segment.

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	Dimex Solutions Ltd. (previously BOScom Ltd.), which purchased on March 2008 all of Dimex Systems Ltd. assets and activities, and its wholly owned subsidiary, Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008and purchased all of Dimex Hagalil Ltd. assets and activities (together: “Dimex”). Dimex is a part of the Mobile and RFID segment;

(2)	Odem Electronic Technologies 1992 Ltd., which was purchased on November 18, 2004 from Odem’s previous shareholders, and in which, by November 2005, the Company’s holdings increased to 100%. Odem, an Israeli company, is a major solution provider and distributor of RFID and electronics components and advance technologies in the Israeli market. Odem is a part of the Supply Chain Solutions segments; and

(3)	Quasar Telecom (2004) Ltd. (“Quasar Telecom”), which is inactive.

In the U.S.:

(1)	Ruby-Tech Inc., a New York corporation, a wholly owned subsidiary of Odem and a part of both the Mobile and RFID and the Supply Chain Solutions segments;

(2)	Lynk USA Inc., a Delaware Corporation, and its subsidiaries:

a.	Summit Radio Corp., part of the Supply Chain Solutions segment, was purchased on November 21, 2007 from Summit’s shareholders. Summit is a supply chain provider, mainly of electronic components to the aircraft and defense industry.

b.	Pacific Information Systems, Inc. (“PacInfo”), a Delaware corporation and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation, are no longer active.

(3)	BOS Delaware Inc., a Delaware corporation, which operations ceased in 2002.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

In Europe:

BOScom had a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France. Since 2002, these subsidiaries are no longer active.

In addition, the Company holds shares in three other companies:

1. Surf Communication Systems Ltd. (“Surf”), is a developer and global supplier of universal access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. As of December 31, 2008, the Company holds 6.1% of the outstanding shares of Surf (see note 2g).

2. Qualmax Inc. (“Qualmax”), a U.S. public corporation listed on the Pink Sheets (“QMXI.PK”), and its subsidiary New World Brands Inc. (OTC: NWBD.OB) (“NWB”). The Company holds 17.87% of the issued and outstanding shares of Qualmax Inc. and 2.38% of the issued and outstanding shares of NWB as of December 31, 2008 (see note 20a). The Company’s holdings in Qualmax and NWB were received as the consideration for the sale of the communication segment (see c).

b.	Business combination:

Acquisition of Summit:

On November 21, 2007 the Company purchased 100% of the outstanding shares of Summit, from Summit’s shareholders. In consideration for Summit’s shares the Company (i) issued 360,000 of the Company’s Ordinary shares subject to “lock-up”periods of 1-2 years and (ii) paid an amount of $4,472 in cash. In addition, Summit’s selling shareholders will receive contingent consideration up to $500, based on performance in the years 2008 and 2009. As of December 31, 2008 the Company accrued $60in related with the earn out of year 2008.

The Company’s consolidated financial statements reflect the purchase price determined as follows:

November 21, 2007

Issuance of shares (1)	$874
Cash consideration	4,472
Transaction costs (includes issuance costs in the amount of $29)	355

Total purchase price	$5,701

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Summit As of November 21, 2007	Estimated useful life

Cash	$451
Tangible assets (1)	3,192
Backlog (2)	55
Customer list (3)	167	12 years
Non-competing rights (4)	40	6 years
Deferred tax liability	(113)
Goodwill	1,909

Total purchase price	$5,701

(1)	Includes fair value of inventory – Reflects the expected profit from realization of the inventory.

(2)	Backlog – The economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the Backlog.

(3)	Customer list – The Company’s allocation of purchase price is valued the acquired customer list by calculating cash flow benefit based on income approach.

(4)	Non-competing rights – The value of the non-competing right is calculated by assessing the economic damage which might occur due to possible competing by the Sellers, and which is mitigated by having a non-competing agreement. The value of the non-competing right is the discounted cash flow which relates to portion of the Company’s income that could have been lost if the Sellers would compete.

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The results of operations of Summit have been included in the Company’s consolidated statements of income since the completion of the acquisition in November 21, 2007. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Summit occurred January 1, 2006:

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

	Year Ended December 31,
	2007	2006
	(unaudited)

Revenues	$39,110	$36,436
Net income (loss)	$(8,669)	$309
Net income per share - basic and diluted	$(1.00)	$0.05

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of at January 1, 20076, or of the results that may occur in the future.

Acquisition of Dimex:

In March 2008, BOScom Ltd. (now Dimex Solutions) and its subsidiary Dimex Hagalil Projects (2008) Ltd., purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and its subsidiary, Dimex Hagalil Ltd. Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $12,426). The consideration is comprised of cash, payable over a 24-month period and of 500,224 BOS shares.

The Company’s consolidated financial statements reflect the purchase price determined as follows:

March 1, 2008

Cash consideration	$4,253
Issuance BOS shares (1)	1,053
Deferred payment (include transaction costs of $181)	7,120

Total purchase price	$12,426

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Dimex	Estimated useful life

Cash	$11
Tangible assets	7,326
Customer list (1)	462	6 years
Brand name (2)	704	8 years
Backlog (3)	29
Deferred tax liability	(305)
Goodwill	4,199

Total purchase price	$12,426

(1)	Customer list – The Company’s allocation of purchase price is valued the acquired customer list by calculating cash flow benefit based on income approach.

(2)	Brand name – The Company’s allocation of purchase price is valued the acquired Brand name by calculating cash flow benefit based on relief from royalties approach.

(3)	Backlog – The economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the Backlog.

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired based on their estimated fair value at the date of acquisition. The results of operations of Dimex are included in the consolidated financial statements of operations as of the acquisition date.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The results of operations of Dimex have been included in the Company’s consolidated statements of income since the completion of the acquisition in March 1, 2008. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Dimex occurred at January 1, 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Unaudited)	(Unaudited)

Revenues	$52,924	$36,969
Net loss	$(6,300)	$(8,515)
Net income per share - basic and diluted	$(0.50)	$(0.98)

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of at January 1, 2007, or of the results that may occur in the future.

Acquisition of Cyms Ltd. and OptimizeIT:

On July 1, 2007, the Company entered into an agreement with Cyms Ltd. (“Cyms”), to purchase its assets and liabilities, for an aggregate consideration of $ 66 which was paid by issuance of 5,594 shares of the Company and cash payment of $51. The assets of Cyms were transferred into the Company on July 1, 2007.

On October 1, 2007, the Company entered into an agreement with OptimizeIT to purchase its assets, for an aggregate consideration of $ 170 which was paid by issuance of 8,000 shares of the Company and a cash payment of $150. The assets of Optimize IT were transferred into the Company on October 1, 2007. In December 2008 the company decided to cease the operation of this product line (see note 1c)

The Company’s consolidated financial statements reflect the purchase price determined as follows:

	Cyms July 1, 2007	OptimizeIT November 21, 2007

Issuance of shares (1)	$15	$20
Cash consideration	51	150

Total purchase price	$66	$170

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Cyms	OptimizeIT	Estimated useful life

Tangible assets	$11	$-
Technology (1)	55	-	6 years
Research and development in process	-	170

Total purchase price	$66	$170

(1)	The Company’s allocation of purchase price valued the acquired technology by calculating cash flow benefit as a direct result of the technology.

The Company recorded a charge of $170 with respect to the OptimizeIT transaction related to in process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

The Cyms and OptimizeIT transactions have been treated as asset acquisitions on the basis of the fair values exchanged.

c.	Discontinued operations:

The Company has accounted for discontinued operations, in accordance with EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations”. As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operation, have been reclassified in the accompanying statements of operations as discontinued operations.

Statement of operation of discontinued operations

	Year ended December 31,
	2008	2007	2006

Revenues	$61	$-	$-
Cost of revenues	-	-	-
Operating expenses	321	170	752

Operating loss	(260)	(170)	(752)
Gain derived from sale of the
discontinued operations	-	237	2,437

Net income (loss)	$(260)	$67	$1,685

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

Statement of operation of Cash flows of discontinued operations

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities
Gain (Loss) from discontinued operations	$(260)	$67	$1,685
Depreciation and amortization of equipment and intangibles	-	170	-
Capital gain	-	-	(2,052)
Adjustments due to changes in working capital	-	(237)	(79)

Net cash flows used in operating activities	$(260)	$-	$(446)

Cash flows from investing activities
Communication sales costs	$-	$-	$(221)

Net cash flows used in investing activities	$-	$-	$(221)

1.	Cease the operations of Pacific Information Systems Inc

On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. (“PacInfo”), a U.S. corporation. PacInfo was a reseller of computer networking products. During the fourth quarter of 2002, the Company ceased the operation of Pacific. In year 2007 the Company recorded a non cash gain of $237 related to this product line.

2.	Sale of communication segment:

On December 31, 2005, the Company sold its communication segment, including its property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of Common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common stock and $800 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed segment (“Royalties”) with the entire $800 due no later than 90 days from the third anniversary of the closing of the transaction. In June 2006, the Company received 250,000 of Qualmax shares, valued at $1.43 per share, as part of the Earn Out Shares consideration.

The Company received certain piggy-back registration rights with respect to the Qualmax shares. The Company does not have a representative on the Board of Qualmax.

In addition, the Company and IP Gear entered into an Outsourcing Agreement, pursuant to which the Company provided IP Gear with certain operating services relating to the sold communication segment through December 31, 2006. For services rendered from April 2006 through December 2006, the Company charged IP Gear $240, which was paid by issuing the Company Qualmax subsidiary’s shares in December 2006, as part of an agreement signed by the parties (see below).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The Company also granted a bridge loan to IP Gear in the amount of $1,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1%, of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the Warrants.

The loan to IP gear was converted into shares as follow:

a.	In May 2006, Qualmax issued to the Company 244,755 shares, at a price of $1.43 per share, resulting in an amount of $350.

b.	In June 2006, Qualmax issued BOS an additional 174,825 shares, reducing the principal amount of the loan to $400.

c.	The Company signed in December 2006 an agreement with Qualmax and its subsidiaries, NWB and IP Gear, pursuant to which, the outstanding debt of Qualmax to the Company, in the amount of $1,480 (which included long-term debt, outsourcing fees, royalties and other debts), was repaid to the Company through the issuance 16,446,544 shares of NWB.

The Company’s registration rights with respect to the Qualmax shares shall also apply to NWB shares. In addition, the Company agreed to enter into a lock up agreement, restricting the transfer of its share holdings in Qualmax and in NWB, for up to two years.

In connection with the transaction, the Company agreed to grant NWB, contingent upon the satisfaction of certain conditions, a three-year option that will expire on December 31, 2009, to purchase up to 30% of the NWB’s shares held by the Company, at prices ranging from $0.12 to $0.24 per share of Common stock. As of December 31, 2008 the conditions have not been met, hence the option has not been granted and the fair value of the option is $0.

During year 2008 the company sold 6.6 million shares of NWB for total consideration of $165 and recorded a gain of $8. During year 2008 the Company recorded losses in amount of $368 and $376, to other-than-temporary impairment related to NWB and QMX (see note 2g).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

As of December 31, 2008 the company holds 17.87% of the issued and outstanding Common stock of QMX and 2.38% of the issued and outstanding Common stock of NWB (see note 20a).

As of December 31, 2008, the restriction on the sale of shares held in NWB terminated and as a result the shares should be recorded at fair value. Therefore, the Company accounts for its holdings in Qualmax and NWB shares as available for sale in accordance with Statement of Financial Accounting Standard 115 “Accounting for Certain Investments in Debt and Equity Securities”. The investment in Qualmax, which is traded in the Pink Sheet presented at cost according to APB 18 due to low trading volume in share.

For the year ended December 31, 2006, the Company’s consolidated financial statements reflected a capital gain from the sale of the communication segment, which was determined as follows:

Year ended December 31,
2006

Consideration:
Ordinary shares of Qualmax (1)	$957
5.50652 series A Preferred stock of NWB (2)	1,480

Total consideration	2,437

Cost:
Disposal of assets (liabilities) related to the
communication segment	752

Total cost	752

Capital gain	$1,685

There	was no capital gain in 2008 and 2007 with respect to the discontinued operation.

(1)	Valued at $1.43 per share.

(2)	5.50652 series A Preferred stock convertible into 16.5 million shares of Common stock of NWB. Each share of Common stock is valued at $0.09 per share.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

3.	On October 1, 2007, the Company entered into an agreement with OptimizeIT to purchase its assets, for an aggregate consideration of $ 170 which was paid by issuance of 8,000 shares of the Company and a cash payment of $150. The assets of Optimize IT were transferred into the Company on October 1, 2007. In December 2008 the Company decided to cease the operation of this product line (see note 20b)

Summarized selected financial information and cash flows of the discontinued operations are as follows:

Year ended December 31,
2008

Revenues	$61
Cost of revenues	-

Operating expenses:
Research and development	153
Sales and marketing	168

Total Operating expenses	321

Operating loss	(260)
Gain derived from sale of the
discontinued operations	-

Net income (loss)	$(260)

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the discontinued product line operations for 2008, 2007 and 2006, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

A substantial portion of the Company’s revenues is generated in U.S. dollar (“dollars”). In addition, most of the Company’s costs are incurred in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement 52 of the Financial Accounting Standards Board (“FASB”) “Foreign Currency Translation”. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

The financial statements of certain subsidiary, whose functional currency is other than dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’equity in accumulated other comprehensive income (loss).

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash purchased with original maturities of less than three months.

e.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined as moving average cost method.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2008 and 2007, inventory is presented net of $1,059 and $358, respectively, for technological obsolescence and slow moving items (see also Note 5).

f.	Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

There were no grants in 2008, 2007 and 2006.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investment in other companies:

1.	Investment in NWB and QMX:

The Company accounts for its holdings NWB shares as available for sale in accordance with Statement of Financial Accounting Standard 115 “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses, net of the related tax effect as of December 31, 2008, are included in other comprehensive income. The investment in Qualmax, which is traded in the Pink Sheet presented at cost according to APB 18 due to hardly no trading volume in share. Management evaluates investments in other companies for evidence of other than temporary declines in value. During 2008 and 2007, an impairment loss, due to other than temporary decline, of $744 and $5,588 has been recorded, accordingly and presented in other expenses, net in the consolidated statements of operations for both investments.

As of December 31, 2008 the Company holds 17.87% of the issued and outstanding Common stock of QMX and 2.38% of the issued and outstanding Common stock of NWB (see note 20a)

In accordance with the Company’s policy, FASB Staff Position (FSP) No. SFAS 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities,” the Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the marketable securities’ carrying amount and its fair value. Accordingly, during 2008 and 2007, an impairment loss, due to other than temporary decline, of $744 and $5,588 has been recorded and presented in other expenses, net in the consolidated statements of operations.

2.	Investment in Surf:

The Company holding in Surf as of December 31, 2008 is 6.1% of Surf’s issued and outstanding shares. The Company’s investment in Surf is accounted for based on the cost accounting method.

The Company’s investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). During 2008, an impairment of $712 has been recorded in “other expenses” in the statement of operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
Leasehold improvements	10	(over the shorter of the period
		of the lease or the life of the assets)
Motor vehicles	15
Plant	4

i.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2008, 2007 and 2006, no impairment losses have been identified.

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS 142 goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The reporting units of the Company for purposes of the impairment test are: the Company’s Mobile and RFID operating segments, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2008 impairment in the amount of $1,873 was recorded attributable to the supply chain reporting unit. In years 2007 and 2006, no impairment losses have been identified.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Research and development costs:

Statement of Financial Accounting Standards 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of royalty baring grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

l.	Severance pay:

The Company’s liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company’s balance sheet.

The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits.

The Company’s payroll includes employees regarding whom its liability for severance pay is calculated pursuant to article 14 of Israel’s Severance Pay Law. The Company currently deposits the corresponding amounts to the relevant pension funds. As a result, the Company is released from the fulfillment of the obligation pursuant to Israel’s Severance Pay Law. The aforementioned deposited amounts are not reflected on the financial statements due to the fact that they are not under the Company’s control.

Severance expenses for 2008, 2007 and 2006 amounted to $593, $275 and $298, respectively.

m.	Revenue recognition:

The Company sells its products through direct sales, distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from product sales, related to both supply chain and Mobile and RFID segments, are recognized in accordance with Staff Accounting Bulletin 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured.

Most of the Company’s revenues are generated from sales of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company’s products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees, related to the Mobile and RFID segment, is recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support are recognized ratably over the period of the support contract. The fair value of the support is determined based on the price charged when it is sold separately or renewed.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”(“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109.

The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 was insignificant to the Company’s consolidated financial statements.

o.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, South America, North America and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

p.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS 128, “Earnings Per Share”.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, were 4,013,309, 3,305,333 and 1,386,424 for the years ended December 31, 2008, 2007 and 2006, respectively.

q.	Accounting for share-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. The Company has applied the provisions of Staff Accounting Bulletin 107 (“SAB 107”) in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the Accounting Standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently use the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2008, 2007 and 2006 is estimated on the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
	2008	2007	2006

Risk free interest	1.52%	4.62%	4.91%
Dividend yields	0%	0%	0%
Volatility	37%	58%	78%
Expected option term	3.43 years	5.68 years	3.44 years
Forfeiture rate	10%	15%	15%

During 2008, 2007 and 2006, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 581, $516 and $ 727 respectively as follows:

	Year ended December 31,
	2008	2007	2006

Selling and marketing	$169	$296	$152
General and administrative	412	220	575

Total Stock-based compensation expense	$581	$516	$727

The Company applies SFAS 123 “Accounting for stock Based Compensation” (“SFAS 123”) and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services”, with respect to warrants issued to non-employees. SFAS 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

s.	Impact of recently issued accounting pronouncements:

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the Financial Accounting Standards Board ratified a consensus opinion reached by the Emerging Issues Task Force (“EITF”) on EITF Issue 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”). The guidance in EITF 07-1 defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement). The consensus in EITF 07-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The consensus requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis. The Company is evaluating the impact EITF 07-1 will have on its financial statements. The Company currently does not believe that the adoption of EITF 07-1 will have a significant effect on its financial statements.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”(“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for the Company current subsidiaries.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company statements evaluated the impact of FAS No. 162 on the Company’s financial statement and the adoption of the statement did not have a material effect on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in the financial statements at fair value on a recurring basis, to have a material impact on its financial position, statements of operations or cash flows.

In October 29, 2008, the FASB issued FSP No.132 (R)-a, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs. The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP would not be required for earlier periods that are presented for comparative purposes. The company is currently evaluating the potential impact of adopting this FSP on its disclosures in the financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: – OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2007

Government authorities	$283	$363
Advances to suppliers	445	405
Prepaid expenses	136	129
Deferred tax	241	19
Other	50	29

	$1,155	$945

NOTE 4: – FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS 157, the Company measures its investment in NWB and Surf at fair value. Investment in NWB is classified within level 1 because it is valued using quoted market prices in an active market. Investment in Qualmax is classified within level 2 because it is valued by other inputs that are directly or indirectly observable in the marketplace. Investment in Surf is classified within Level 3, because it valued using unobservable inputs which are not supported by market activity.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2008:

	Level 1	Level 2	Level 3

Investment in NWB	$168	$-	$-

Investment in QMX	-	443	-

Investment in Surf	-	-	271

Total	$168	$443	$271

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company's Level 3 instrument consists of a cost method investment in Surf (see Note 6).

Investment in Surf

Balance, January 2008	$983

Transfer to Level 3	-

Total realized losses	(712)

Balance, end of period	$271

NOTE 5: – INVENTORIES

	December 31,
	2008	2007

Raw materials	$586	$206
Finished products	9,760	8,061

	$10,346	$8,321

The inventories are presented net of write-off for technological obsolescence and slow moving items of $1,059 and $358 as of December 31, 2008 and 2007, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: – INVESTMENT IN OTHER COMPANIES

The Company’s investments in companies comprise of:

	December 31,
	2008	2007

Surf Communication Systems Ltd. (see note 2g)	$271	$983

Qualmax Inc. (see note 1d and 2h)	443	819

New World Brands Inc. (see note 1d and 2h)	168	692

	$882	$2,494

NOTE 7: – PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2008	2007

Cost:
Computers and software	$2,218	$1,942
Office furniture and equipment	984	562
Leasehold improvements and plant	1,258	1,313
Vehicles	222	60

	4,682	3,877

Accumulated depreciation:
Computers and software	2,097	1,794
Office furniture and equipment	584	431
Leasehold improvements and plant	860	928
Motor vehicles	13	5

	3,554	3,158

Depreciated cost	$1,128	$719

Depreciation expenses amounted to $261, $123 and $171 for the years ended December 31, 2008, 2007 and 2006, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: – OTHER INTANGIBLE ASSETS

	December 31,
	2008	2007

Cost:
Backlog	$82	$55
Non-competing rights	40	40
Technology	226	226
Brand name	674	-
Customer list	2,618	2,177

	3,640	2,498

Accumulated amortization:
Backlog	80	55
Non-competing rights	7	1
Technology	196	178
Brand name	70	-
Customer list	869	586

	1,222	820

Amortized cost	$2,418	$1,678

Amortization expenses amounted to $413, $439 and $207 for the years ended December 31, 2008, 2007 and 2006, respectively.

Estimated amortization expenses for the years ended:

December 31,

2009	413
2010	396
2011	385
2012	385
2013 and thereafter	839

$2,418

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: – GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2008 and 2007 is as follows:

	Mobile and RFID	Supply chain solutions	Total

Balance as of January 1, 200$	$-	$952	$952

Acquisition of Summit	-	1,909	1,909

Balance as of December 31, 2007	$-	$2,861	$2,861

Acquisition of Summit	-	230	230

Acquisition of Dimex	4,143	-	4,143

Impairment	-	(1,873)	(1,873)

Balance as of December 31, 2008	$4,143	$1,218	$5,361

In accordance with Statement of Financial Accounting Standards No. 142, (“SFAS 142”), Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the Company exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

In connection to the annual impairment test perform on December 31, of each year and due to the decline of the Company’s market capitalization as result of the overall global economic conditions and its impact on the Company’s business operations as of December 31, 2008, it was determined that goodwill has been impaired. The Company assess whether goodwill carried on the books need to be written down.

The Company assets whether the goodwill carried in the books is in accordance with the guidance set forth in paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the Discounted Cash flow approach to measure the fair value of the reporting units of the Company, the result of which indicated that the carrying amount of the Supply chain reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, fair value of the supply chain reporting unit of the Company, as determined in the first step, was assigned to the reporting unit’s individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the current amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: – SHORT-TERM BANK LOANS

Loan currency	Weighted Interest Rate as of December 31, 2008	December 31,
	%	2008	2007

NIS	4.38	$4,449	$1,380
Euro	5.00	557	590
$	2.92	4,622	2,415

		9,628	4,385
Add current maturities	4.61	671	643

		$10,299	$5,028

The repayment the Company’s bank debt is secured by a first priority floating charge on all of the Company’s assets, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter company guarantees in favor of its lenders.

The Companies loan agreements also contain various covenants which require that the Company maintains certain financial ratios related to shareholder’s equity and operating results. As of December 31 2008, the Company meet the Bank’s covenants as revised (see note 20g).

NOTE 11: – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2007

Government of Israel - royalties and V.A.T	$448	$416
Professional services	327	342
Short term deferred tax	69	75
Liability to Dimex sellers (1)	1,811	-
Other	456	457

	$3,111	$1,290

(1) See Note 20c.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: – LONG-TERM BANK LOANS

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted Interest Rate as of December 31, 2008	December 31,
	%	2008	2007

NIS	5.60	$1,927	$1,479
$	2.70	1,000	2,450

		2,927	3,929
Less - current maturities	4.61	671	643

		$2,256	$3,286

The repayment of the Company’s bank debt is secured by a first priority floating charge on all of the Company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter company guarantees in favor of its lenders.

The Company’s loan agreements also contain various covenants which require that the Company maintain certain financial ratios related to shareholder’s equity and operating results. As of December 31 2008, the Company meet the Bank’s covenants as revised (see note 20g)

b.	The loans mature in the following years subsequent to the balance sheet dates:

First year (current maturities)	671
2010	2,235
2011	14
2012	7
2013	-

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: – LONG-TERM CONVERTIBLE NOTE

In September 2005, the Company entered into a Second Securities Purchase Agreement (the “Second Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $1,500 principal amount, due September 2008 (the “Note”), and (ii) a warrant to purchase 73,052 ordinary shares at an exercise price of $4.04 per share (the “Warrant”). The Warrant is exercisable, in whole or in part, until September 29, 2012. Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.. The registration statement became effective on February 8, 2006.

On August 17, 2006 the Company entered into a Third Securities Purchase Agreement (the “Third Agreement”) with the Investor under which the Company issued to the Investor in a private placement (i) a third Convertible Term Note of a $1,500 principal amount, due August 2009 (the “Note”), and (ii) a warrant to purchase 73,052 Ordinary shares at an exercise price of $4.04 per share (the “Warrant”). The Note is convertible into Ordinary shares at a price of $3.08 per share for the first 500,000 and $4.08 for any additional amount payable thereunder.

The registration statement became effective on December 5, 2006.

On June 21, 2007, the Company entered into an agreement with the Investor, pursuant to which the Investor converted the entire outstanding principal amount of Convertible Note of the Second and the Third Agreements of approximately $ 2,223 into 878,670 Ordinary Shares of the Company at a conversion price of $2.53. As a result the Company recorded expenses upon conversion of $611 in year 2007.

NOTE 14: – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)	Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2006 through 2008.

As of December 31, 2008, the Company has an outstanding contingent obligation to pay royalties, including interest, in the amount of approximately $3,474, in respect of these grants.

NOTE 14: – COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

b)	The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2006 through 2008.

As of December 31, 2008, the Company has an outstanding contingent obligation to pay royalties including interest of $84 with respect to these grants.

2.	Other commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2012. Minimum future rental payments for 2009, 2010, 2011, and 2012 are $132, $63, $58 and $5 respectively.

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2009. The maximum breach of contract fees can amount to $71.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in 2008, 2007 and 2006 amounted to $699, $407 and $343, respectively.

b.	Litigation

1.	In January 2008, a former employee of the Company, filed a claim against the Company in the Labor Court in Tel Aviv, for severance payments in the amount of NIS 306 (approximately $80). The plaintiff also demands compensation for delay in payment of the said severance pay of NIS 207 (approximately $54). The Company is yet to file its statement of defense. The Company’s financial statements include a provision in this respect.

2.	A former employee of the Company claims before the Ministry of Defense Employment Committee (which is a special tribunal) that the Company alleged breach the law by terminating his employment. on The employee claims from the Company compensation in the amount of o $40 and additional amount of approximately $15. The Company assesses the prospect of claimant as remote. The Company’s financial statements do not include a provision in this respect.

3.	In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff seeked an amount of approximately 3.3 million Euros and additional remedies. In June 29, 2008, the parties entered into a settlement agreement, pursuant to which they waive their respective claims against each other and shall terminate the court proceedings they had initiated on the basis of these claims. In connection with such settlement, the Company paid BOSâNOVA an amount of $20and offer it a rebate of $40on future purchases.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY

a.	Private placements:

In April 2007, the Company completed a right offering in which it issued 1,739,398 ordinary shares at a share price of $2.5. The gross proceeds amounted to $4.4 million and the issuance costs amounted to $400.

On June 21, 2007 Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $2,223 into 878,670 Ordinary Shares of BOS.

On June 26, 2007 the Company entered into a definitive private placement agreement with a European private investor for the issuance of 226,415 Ordinary Shares at a price per share of $2.65. Issuance costs amounted to $36.

On July 1, 2007 the Company issued 5,594 shares of the Company as part of the consideration paid for the purchasing the assets of Cyms Ltd. (See Note 1b).

On October 1, 2007 the Company issued 8,000 shares of the Company as part of the consideration paid for the purchasing of OptimizeIT assets (See Note 1b).

On November 21, 2007 the Company issued 360,000 shares of the Company as part of the consideration paid for the purchasing of Summit shares (See Note 1b).

On December 31, 2007 the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”), under which the Company issued 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at exercise price of $2.76, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to Apex and 6% in 25,007 Ordinary Shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors.

In March 2008, Dimex Solutions Ltd. purchased the assets and activities of Dimex Systems Ltd., an Israeli private company and Dimex Hagalil Projects (2008) Ltd. purchased assets and activities of Dimex Hagalil Ltd., a subsidiary of Dimex Systems Ltd. Portion of the acquisition expenses were paid by issuance of 110,000 shares.

On July 9, 2008 the Company entered into a definitive private placement agreement with three foreign investors. The agreement is for the issuance of an aggregate of 740,740 Ordinary Shares at a price per share of $1.35 or $1,000in total. In addition, the Company issued to the investor’s 370,370 warrants. The exercise price of the warrants is $1.60 per ordinary share, exercisable for two years from their date of issuance to purchase ordinary shares at a purchase price of $1.60 per ordinary share.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY (Cont.)

On August 25, 2008 the Company entered into a definitive private placement agreement with an Australian investor. The agreement is for the issuance of an aggregate of 816,327 Ordinary Shares at a price per share of $1.225 or $1,000in total. In addition, the Company issued to the investor’s 408,164 warrants. The exercise price of the warrants is $1.475 per ordinary share, exercisable for two years from their date of issuance for purchase of ordinary shares at a price of $1.475 per share.

The Company’s outstanding warrants to shareholders as of December 31, 2008 are as follows:

Exercise price	Outstanding and exercisable warrants as of December 31, 2008	Weighted average exercise Price of outstanding warrants	Weighted average remaining contractual life (years)	Weighted average exercise price of warrants exercisable

$1.48	408,164	$1.48	1.67	$1.48
$1.60	370,370	$1.60	1.50	$1.60
$2.76	541,814	$2.76	3.00	$2.76

	1,320,348	$1.95	2.06	$1.95

b.	Stock option plans:

In May 2003, the Company’s shareholders approved the adoption of the 2003 Stock Option Plan (the “Plan”), pursuant to which 625,000 Ordinary Shares are reserved for purchase by employees, directors, consultants and service providers of the Company. During 2005 – 2007, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the Plan, to 2,600,000. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2008 an aggregate of 150,988 of these options are still available for future grants. Each option granted under the Plans expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company’s employees and director’s stock option activity and related information for the year ended December 31, 2008, is as follows:

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY (Cont.)

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2008	1,820,196	$2.47	5.62	$140
Changes during the year:
Granted	597,500	$0.86
Exercised	(2,669)	$1.42
Forfeited or cancelled	(93,170)	$2.59

Outstanding at December 31, 2008	2,321,857	$2.05	4.77	$50

Vested and expected to vest	1,932,832	$2.05	4.77	$11

Exercisable at December 31, 2008	736,982	$2.41	3.46	$16

The weighted-average grant-date fair value of options granted during the year ended December 31, 2008 2007 and 2006 was $ 0.38, $ 1.43 and $1.45 respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company Ordinary Shares on December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008.

Total aggregate intrinsic value of options exercised for the year ended December 31, 2008 and 2007 was $ 4 and $ 14 respectively. The aggregated intrinsic value of options outstanding for the year ended December 31, 2008 and 2007 was $368 and $277, respectively (the difference between the fair market value of the Company Ordinary Shares on grant date and the exercise price, multiplied by the number of in-the-money options). As of December 31, 2008 there was $ 716 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 25 months.

Cash received from exercise of options for the years ended December 31, 2008, 2007 and 2006 were approximately $ 0, $ 46 and $135 respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY (Cont.)

The options granted to employees and director outstanding as of December 31, 2008 have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2008	Weighted average remaining contractual Life of options exercisable (years)

$ 0	220,331	5.20	70,331	5.20
$ 0.61	60,000	4.88	-	-
$ 0.70	7,500	4.88	-	-
$ 1.04	7,500	4.39	-	-
$ 1.05	250,000	4.88	-	-
$ 1.47	7,500	4.34	-	-
$ 1.50	7,500	4.50	-	-
$ 1.68	100,000	9.24	-	-
$ 1.71	7,500	4.34	-	-
$ 2.00	2,929	4.67	2,929	4.67
$ 2.28	7,500	1.49	7,500	1.49
$ 2.39	400,000	5.75	100,000	-
$ 2.48	5,000	0.12	5,000	0.12
$ 2.52	667,000	5.60	166,750	-
$ 2.57	10,000	2.70	5,000	-
$ 2.58	67,261	0.13	33,631	0.13
$ 2.63	7,500	2.13	5,000	2.13
$ 2.68	420,976	2.38	280,648	2.38
$ 2.70	15,000	2.39	10,000	2.39
$ 3.00	48,000	3.65	47,333	3.65
$ 6.80	1,160	2.48	1,160	2.48
$ 18.00	450	0.86	450	0.86
$ 28.00	1,250	1.40	1,250	1.40

	2,321,857	4.77	736,982	3.46

c.	Warrants issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using Black-Scholes options pricing model with the following assumptions for the years ended December 31, 2006 and 2005: risk-free interest rate of 4.9% and 1.5%, respectively, dividend yields of 0% and 0%, respectively, volatility of 77% and 70%, respectively, and an expected life of 4.2 years and 2.5 years, respectively. No warrants were granted to service provider during years 2008 and 2007.

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years ended December 31, 2008, 2007 and 2006 were $0, $43 and $116, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY (Cont.)

The Company’s outstanding warrants to service providers as of December 31, 2008 are as follows:

Range of exercise price	Outstanding and exercisable warrants as of December 31, 2008	Warrants outstanding Weighted average exercise price	Weighted average exercise price of warrants exercisable	Weighted average remaining contractual life (years)

$ 2.3	10,000	$2.30	$2.30	2.00
$ 3.08	10,000	$3.08	$3.08	-
$ 4.00	75,000	$4.00	$4.00	-
$ 4.04	227,403	$4.04	$4.04	3.10
$ 5.30	48,701	$5.30	$5.3	4.63

	371,104	$4.12	$4.12	3.24

NOTE 16: – TAXES ON INCOME

a.	Reduction in corporate tax rate:

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003

b.	Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2008, in the amount of approximately $38,964. These losses may be carryforward and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2008, the U.S. subsidiaries had U.S. Federal and State net operating loss carryforward of approximately $8,847, which can be carried forward and offset against taxable income for 15 to 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: – TAXES ON INCOME (Cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2008	2007

Assets in respect of:

Property, plant and equipment	$9	$21
Allowances and provisions	328	517
Net operating loss carry forward	12,337	11,445

	12,674	11,983
Liabilities in respect of intangible assets	(609)	(441)

Net deferred tax assets before valuation allowance	12,065	11,542
Valuation allowance (1)	(11,982)	(11,922)

Net deferred tax assets (liability)	$83	$(380)

(1)	The Company has provided valuation allowances on part of deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to their history of operating losses and current uncertainty concerning their ability to realize these deferred tax assets in the future.

	December 31,
	2008	2007

Presented in balance sheet:

Current assets	$241	$19
Long-term assets	452	42
Current liabilities	(69)	(75)
Long-term liabilities	(541)	(366)

Net deferred tax assets (liability)	$83	$(380)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: – TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2008	2007	2006

Current	$22	$80	$17
Prior years	(4)	47	-
Deferred	385	(118)	(106)

	$(403)	$9	$(89)

Domestic	$246	$16	$(106)
Foreign	157	(7)	17

	$(403)	$9	$(89)

e.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2008	2007	2006

Domestic	$(4,896)	$(8,378)	$(1,682)
Foreign	(1,647)	(76)	-

	$(6,543)	$(8,454)	$(1,682)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: – TAXES ON INCOME (Cont.)

f.	Effective tax

loss before taxes on income from operating activities related to continuing operations	$(6,543)	$(8,454)	$(1,682)

Statutory tax rate	31%	29%	31%

Provision at statutory tax rate	(2,028)	(2,452)	(521)
Non-deductible expenses	1,565	290	21
Deferred taxes on losses reserves and allowances for which a valuation allowance was provided	60	2,171	411

Taxes on income (tax benefit)	$(403)	$9	$(89)

g.	Tax assessments:

BOS Dimex and Quasar have final assessments through 2003. Odem has final assessments through 2004.

h.	The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The impact of adopting FIN 48 was insignificant to the Company’s consolidated financial statements.

In accordance with the Company’s accounting policy, both before and after adoption of FIN 48, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s consolidated statements of operations.

The Company and its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states in the U.S. and Israel jurisdiction. BOS, Dimex Solutions and Quasar may be subject to examination by the Israel tax authorities for fiscal years 2003 through 2008. Odem may be subjected to examination by the Israel tax authorities for fiscal years 2004 through 2008. Dimex Galil may be subjected to examination by the Israel tax authorities for fiscal year 2008.Link USA (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) for fiscal years 1998 through 2007.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of the Company’s tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net loss in the period in which such determination is made.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17: – SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2008	2007	2006

Financial income:
Interest on bank deposits and marketable
securities	$35	$122	$73
Other (mainly foreign currency translation
income)	92	-	65

	127	122	138

Financial expenses:
In respect of bank loans and convertible
note	(763)	(585)	(694)
Other (mainly foreign currency translation
losses)	-	(6)	(70)

	(763)	(611)	(764)

	$(636)	$(469)	$(626)

b.	Earnings (loss) per share:

1.	Numerator:

Numerator for basic and diluted net
earnings (loss) per share:
Loss from continuing operations	$(6,140)	$(8,463)	$(1,593)
Income (loss) from discontinued
operations	(260)	67	1,685

Net earnings (loss) available to
Ordinary shareholders	$(6,400)	$(8,396)	$92

2.	Denominator (in thousands):

Basic weighted average Ordinary shares
outstanding (in thousands)	11,979	8,651	6,675

Diluted weighted average Ordinary
Shares outstanding (in thousands)	11,979	11,783	6,793

Basic and diluted net loss per share
from continuing operations	$(0.51)	$(0.98)	$(0.24)

Basic and diluted net earnings (loss)
per share from discontinued
operations	$(0.02)	$0.01	$0.25

Basic and diluted net earnings (loss)
per share	$(0.53)	$(0.97)	$0.01

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18: – SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing 2007 and subsequent to the acquisition of Summit, the Company manages its business in two reportable segments, consisting of the Mobile and RFID Solutions segment and Supply Chain Solutions segment. Amounts for fiscal year 2006 had been recast to conform with the current management view.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit.

a.	Revenues, gross profit and assets for the operating segments for the years 2008, 2007 and 2006 were as follow:

	Mobile and RFID	Supply Chain Solutions	Not allocated	Consolidated

2008

Revenues	$12,379	$38,470	$-	$50,849

Gross profit	$3,834	$6,165	$-	$9,999

Assets related to segment	$20,918	$15,545	$1,258	$37,721

2007

Revenues	$2,673	$21,101	$-	$23,774

Gross profit	$1,436	$3,239	$-	$4,675

Assets related to segment	$1,205	$27,002	$2,925	$31,132

2006

Revenues	$2,344	$18,573	$-	$20,917

Gross profit	$1,401	$3,316	$-	$4,717

Assets related to segment	$243	$13,700	$10,586	$24,529

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18: – SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2008, 2007 and 2006 based on the location of customers:

	Year ended December 31,
	2008		2007		2006
	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)

America	$12,671	$1,097	$5,420	$2,225	$2,848	$-
Far East	1,342	-	964	-	2,019	-
Europe	7,490	-	1,511	-	1,173	-
Israel and others	29,346	7,810	15,879	3,033	14,877	3,101

	$50,849	$8,907	$23,774	$5,258	$20,917	$3,101

Total revenues are attributed to geographical areas based on the location of customers in accordance with Statement of Financial Accounting 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

*)	Long-lived assets comprise of goodwill, intangible assets and property, plant and equipment.

c.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,
	2008	2007	2006

Customer A (Mobile and RFID Segment)	2%	4%	7%

Customer B (Supply Chain Segment)	11%	21%	24%

Customer C (Supply Chain Segment)	13%	3%	-

NOTE 19: – RELATED PARTIES

Service Agreement of Cukierman & Co.:

The Company’s audit committee and Board approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company’s Board, and he is also a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provides that the success fees for securing M&A transactions will be 3.5% of the proceeds exchanged in such a transaction.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19: – RELATED PARTIES (Cont.)

The payments the Company paid and accrued according to the Service Agreement with Cukierman & Co. are:

	Payments made in Year ended December 31,				Accrued liability as of December 31,
	2008	2007		2006	2008

Business development	$113	$70		$120	$62
Success fee in respect of merger acquisitions	143	-			-
Success fee in respect of issuance of
convertible loan		120		75
Success fee in respect of issuance of
investment in Summit		28	*
Success fee in respect of issuance of private
placements	120	-			-

Total	$376	$218		$195	$62

* Payment by 12,600 shares of the Company at a price of $2.28 per share (reflecting the Company share price at the grant date).

On May 18, 2006 the shareholders approved a grant to Mr. Edouard Cukierman of 21,666 Ordinary Shares (for no consideration), and 233,876 options to purchase Ordinary Shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68. The options’ exercise price was equal to the average closing price of the Company’s shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders’ meeting date at which the grant was approved (the “Grant Date”). The options vest in three equal parts on the first, second and third anniversary of the Grant Date, and expire from May 2010 through May 2012.

On November 7, 2007 the shareholders approved the Agreement with Edouard Cukierman, the Chairman of the Board, pursuant to which, Mr. Edouard Cukierman shall be granted options (the “Options”) to purchase up to 100,000 Ordinary Shares of the Company per each calendar year of service as the Company’s Chairman of the Board of Directors (the “Service”) in the years 2007-2010 (pro-rated for any part of the Calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director.

The Options shall vest on a quarterly basis. The exercise price of the Options is $2.385 which was equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options shall expire after five years from their respective grant date.

Pursuant to the Agreement, if the Service is terminated by the Company for no Cause (as defined in the Agreement) then: (i) any unvested Options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Cukierman such number of Options amounting, together with Options previously granted, to 400,000 Options, and such additional options shall be vested upon grant; and (iii) the Options shall be exercisable for a period of twenty four (24) months from termination.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19: – RELATED PARTIES (Cont.)

If the Service is terminated by Cukierman in circumstances not involving Cause, his vested options shall be exercisable for six (6) months from the date of said termination.

On December 31, 2007 the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”), under which the Company issued 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at exercise price of $2.76, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to Apex and 6% in 25,007 Ordinary Shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors

The payments the Company paid and accrued according to the Share Purchase Agreement are:

	Payments in Year ended December 31,
	2008	2007

Catalyst	$-	$50	*
APEX	48	-

*	Payment by 25,007 shares of the Company at a price of $1.90 per share (reflecting the Company share price at the grant date).

a.	On January 30, 2009, New World Brands, Inc. and Qualmax, Inc. entered into a merger by which Qualmax Inc. merged with and into New World Brands, Inc. and the separate corporate existence of Qualmax Inc. ceased. As a result BOS holds 15.6% of the outstanding shares of New World Brands, Inc.

b.	In February 2009, the Company sold its OptimizeIT product and related IP in consideration for $70 plus contingent consideration based on future revenues of up to $1.5 million. .

c.	In March 2009, the Company entered into an agreement with Dimex Systems Ltd. and Dimex Hagalil Ltd. that revises the payment schedule of approximately NIS 10 million still owed by the Company under the Dimex Asset Purchase Agreement dated January 29, 2008. The aforementioned amount was payable in three semi-annual installments through March 2010. The amendment to the agreement provides for a NIS 3 million payment in March 2009, NIS 4 million will be paid in 6 equal monthly installments each, starting on January 15th, 2010, and the remaining approximately NIS 2.5 million shall be paid in two equal installments in March and April 2010.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20: – SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

The amendment further provides, that if the Company raises funds by way of a debt offering meeting certain conditions, the last payment of approximately NIS 2.5 million shall be converted into the same type of convertible debentures issued in the framework of such offering,

d.	In February 2009, in order to strengthen the BOS brand-name and as part of the Company group integration process, the Company decided to implement name changes in its wholly owned subsidiaries. Lynk USA, Inc, changed its name to BOS – Supply Chain Solutions (Lynk) Inc. in March 2009 and the following subsidiaries are in the process of the name change as follows:

Previous Name	New Name

Dimex Solutions Ltd.	BOS - RFID Solutions (Dimex) Ltd.
Odem Electronic Technologies 1992 Ltd.	BOS - Supply Chain Solutions (Odem) Ltd.
Summit Radio Corp.	BOS - Supply Chain Solutions (Summit) Corp.

e.	On February 11, 2009 the Company announced that it requested the Tel Aviv Stock Exchange (“TASE”) to delist its shares from trading in Tel Aviv. Under applicable Israeli law, the delisting will become effective in three months from the request, during such time the Company’s ordinary shares will continue to trade on the TASE. The delisting of the Company’s ordinary shares from trade on the TASE shall be effective on May 12, 2009. The last day for trading of the Company’s ordinary shares on the TASE is May 10, 2009. The delisting of the ordinary shares from the TASE will not affect the continued listing of the ordinary shares on the Nasdaq Global Market under the symbol BOSC. After the delisting of the Company’s shares from the TASE, the Company will not be subject to reporting requirements in Israel.

f.	On March 23, 2009, the Company and its Israeli subsidiaries executed revised loan documents, effective December 31, 2008, governing the Company’s and its Israeli subsidiaries’ short term revolving credit line from Bank Leumi. In the revised and in the original loan documents, the Company and its Israeli Subsidiaries undertook updated covenants relating to, among other things, financial ratios of equity and EBIDTA, and continue to provide Bank Leumi with various security interests and cross guarantees. The loan terms continue to restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. The Company anticipate that it will meet the covenants for year 2009.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

December 23, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

ê	Please detach along perforated line and mail in the envelope provided.	ê

10030030300000001000 6	122309

Please refer to the Proxy Statement discussion of each of these matters.
THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” EACH OF THE LISTED PROPOSALS:
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
1 .To elect the seven nominees specified below as directors:			2.

To approve a reverse split of the Company’s Ordinary Shares, such that every 5 Ordinary Shares, NIS 4.00 nominal value each, will be consolidated into one Ordinary Share of NIS 20.00 nominal value, and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

					☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	Edouard Cukierman Ronen Zavlik Joel Adler Dan Hoz Gérard Limat Guillaume Binder Jacob Neuhof

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES
			3.	To increase the authorized share capital of the Company; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.	☐	☐	☐

			4.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the general meeting and any adjournments thereof.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY CARD IN THE ENCLOSED PREPAID ENVELOPE.

				Check here if you plan to attend the Annual General Meeting	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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B.O.S. BETTER ONLINE SOLUTIONS LTD.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 23, 2009

The undersigned, revoking previous proxies, hereby appoint(s) Edouard Cukierman and Eyal Cohen, or any one of them, proxies, with full power of substitution, to act for and in the name of the undersigned to vote all ordinary shares of B.O.S. Better Online Solutions Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of Catalyst Fund L.P. at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on December 23, 2009 at 14:00 p.m. (local time) and at any adjournments thereof, for the purposes described in the accompanying Notice of the Meeting and Proxy Statement, for which receipt is hereby acknowledged.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgement.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

(Continued and to be signed on the reverse side.)

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